Exhibit 16.1

August 26, 2021

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Form 6-K for the event that occurred on August 13, 2021, to be filed by our former client, Vision Marine Technologies Inc. We agree with the statements made in response to General Instructions B related to changes in registrant's certifying accountants insofar as they relate to our Firm.

Very truly yours,

BDO Canada, LLP